UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549	OMB Number 3235-0145 Expires: December 31, 2006 Estimated average burden hours per response...................11

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ________)

Cover All Technologies Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

2228920 10 1
(CUSIP Number)

July 2, 1999

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                    [X]    Rule 13d-1(b)

                    [   ]    Rule 13d-1(c)

                    [   ]    Rule 13d-1(d)

*     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (1-06)	Page 1 of 8 pages

CUSIP No. 222892 10 1

1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ACE Limited (I.R.S. ID# 98-0091805)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,238,273
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,238,273
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,238,273
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.48%[1]
12		TYPE OF REPORTING PERSON* HO
[1]

On July 2, 1999, ACE Limited acquired all of the outstanding capital stock of Atlantic Employers Insurance Company which, on that date, beneficially owned 1,828,898 shares of common stock of the subject company, including 590,625 shares of common stock issuable upon exercise of immediately exercisable warrants. As of July 2, 1999, such shares represented 10.76% of the subject company’s outstanding common stock (based on 17,003,672 shares of common stock outstanding as of June 30, 1999 as reported in the subject company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1999).   The warrants expired unexercised on February 28, 2001. The number of shares and percentage disclosed in this Schedule 13G are based upon Atlantic Employers Insurance Company’s holdings as of the date of this filing and upon the 16,559,823 shares of common stock outstanding as of No vember 1, 2005 as reported in the subject company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005).

SEC 1745 (1-06)	Page 2 of 8 pages

CUSIP No. 222892 10 1

1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Atlantic Employers Insurance Company (I.R.S. ID #23-2173820)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,238,273
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,238,273
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,238,273
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.48%[1]
12		TYPE OF REPORTING PERSON* IC
[1]

On July 2, 1999, ACE Limited acquired all of the outstanding capital stock of Atlantic Employers Insurance Company which, on that date, beneficially owned 1,828,898 shares of common stock of the subject company, including 590,625 shares of common stock issuable upon exercise of immediately exercisable warrants. As of July 2, 1999, such shares represented 10.76% of the subject company’s outstanding common stock (based on 17,003,672 shares of common stock outstanding as of June 30, 1999 as reported in the subject company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1999). The warrants expired unexercised on February 28, 2001. The number of shares and percentage disclosed in this Schedule 13G are based upon Atlantic Employers Insurance Company’s holdings as of the date of this filing and upon the 16,559,823 shares of common stock outstanding as of November 1, 2 005 as reported in the subject company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005).

SEC 1745 (1-06)	Page 3 of 8 pages

Schedule 13G

Item 1(a):	Name of Issuer:
Cover All Technologies, Inc.
Item 1(b)	Address of Issuer’s Principal Executive Offices:
55 Lane Road Fairfield, New Jersey 07004
Item 2(a)	Name of Person Filing:
ACE Limited (“ACE”) and Atlantic Employers Insurance Company (“Atlantic”). ACE is deemed to beneficially own the Shares which are the subject of this statement because it is the ultimate parent corporation of Atlantic.
Item 2(b)	Address of Principal Business Office or, if none, Residence:
ACE: ACE World Headquarters 17 Woodbourne Avenue Hamilton HM 08 Bermuda Atlantic: 510 Walnut Street Philadelphia, PA 19106
Item 2(c)	Citizenship:
ACE: Cayman Islands
Atlantic: New Jersey
Item 2(d)	Title of Class of Securities:
Common Stock, par value &.01 per share
Item 2(e)	CUSIP Number
2228920 10 1
Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
_____	(a) Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

Page 4 of 8 pages

_____	(b) Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
X	(c) Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c) FOR ATLANTIC ONLY
_____	(d) Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
_____	(e) An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
_____	(f) An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
X	(g) A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G); FOR ACE ONLY
_____	(h) A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
_____	(i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
_____	(j) Group, in accordance with §240.13d-1(b)(1)(ii)(J):
Item 4	Ownership
On July 2, 1999, ACE Limited acquired all of the outstanding capital stock of Atlantic Employers Insurance Company which, on that date, beneficially owned 1,828,898 shares of common stock of the subject company, including 590,625 shares of common stock issuable upon exercise of immediately exercisable warrants. As of July 2, 1999, such shares represented 10.76% of the subject company’s outstanding common stock (based on 17,003,672 shares of common stock outstanding as of June 30, 1999 as reported in the subject company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1999). The warrants expired unexercised on February 28, 2001. The number of shares and percentage disclosed in this Schedule 13G are based upon Atlantic Employers Insurance Company’s holdings as of the date of this filing and upon the 16,559,823 shares of common stock outstanding as of November 1, 2005 as reported in the subject company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005).

Page 5 of 8 pages

Item 4(a)	Amount Beneficially Owned:
1,238,273
Item 4(b)	Percent of Class:
7.48%
Item 4(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote
1,238,273
(ii)	shared power to vote or to direct the vote
0
(iii)	sole power to dispose or to direct the disposition of
1,238,273
(iv)	shared power to dispose or to direct the disposition of
0
Item 5	Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
Item 6	Ownership of More than Five Percent on Behalf of Another Person:
N/A
Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
See Exhibit 1
Item 8	Identification and Classification of Members of the Group:
N/A
Item 9	Notice of Dissolution of Group:
N/A

Page 6 of 8 pages

Item 10	Certification
By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: March 7, 2006	ACE LIMITED

By: /s/ ROBERT F. CUSUMANO
Name: Robert F. Cusumano
Title: General Counsel

ATLANTIC EMPLOYERS INSURANCE COMPANY

By: /s/ CARMINE A. GIGANTI
Name: Carmine A. Giganti
Title: Assistant Secretary

Page 7 of 8 pages

EXHIBIT INDEX

Exhibit 1	Identification and Classification of the Subsidiaries Which Acquired the Security Being Reported on by the Parent Holding Company

Exhibit 2	Joint Filing Agreement

Page 8 of 8 pages